

July 29, 2011

Via E-mail
Ms. Kimberly A. Weimer
Vice President and Chief Financial Officer
Enduro Resource Partners LLC
777 Main Street, Suite 800
Fort Worth, Texas 76102

> **Re:** **Enduro Resource Partners LLC**
> **Enduro Royalty Trust**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 29, 2011**
> **File No. 333-174225**

Dear Ms. Weimer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1 through 4 from our letter to you dated June 13, 2011.

Risk Factors, page 17

The amount of cash available for distribution by the trust could be reduced…, page 27

2. We note your response to prior comment 5 from our letter to you dated July 28, 2011, and your disclosure regarding insurance coverage maintained by your sponsor. Please revise your filing to clarify how such insurance affects the Trust and the net profits interest to be conveyed to the Trust prior to the closing of this offering. For example, and without limitation, we note your response to prior comment 3 from our letter to you dated July 20, 2011 that the Trust does not have any insurance relating to the operations of the Underlying Properties, and that the Trust will receive the benefit of the sponsor's insurance. Please revise to clarify how the Trust will receive such benefit.

Engineering Comment

3. In regards to your response to prior comment 9 of our letter to you dated July 28, 2011, it does not appear that you have provided actual evidence that it is reasonably certain to expect that horizontal wells completed in the Haynesville Shale will produce for fifty years. We do not agree that the fact that the economic software program indicates that economic production will or can go on for fifty years means that it is reasonably certain it will do so. We believe, in relatively new developments, where no analogy exists for the estimated life of the producing wells, proved reserves should be limited to well lives that are more reasonably certain until such time the evidence for longer well lives is more compelling.

    Therefore, please revise your document to limit the proved reserves from the Haynesville Shale to well lives that are more reasonably certain based on what has been demonstrated historically. As these wells exhibit strong hyperbolic declines early in their production history, a shorter more reasonable well life will not necessarily reduce the reserves in the same proportion as the reduction in well life. Please revise your reserves and document accordingly.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about the engineering comment. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Sean T. Wheeler
        Latham & Watkins LLP